SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-20190
CUSIP Number: 052666 10 4

  Form 10-K        Form 20-F        Form 11-K       Form 10-Q        Form N-SAR        Form N-CSR

For the Period Ended: March 31, 2005

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Authentidate Holding Corp.

Full Name of Registrant

2165 Technology Drive

Address of Principal Executive Offices (street and number)

Schenectady, New York 12308

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Authentidate Holding Corp. (the “Registrant”) files this report for a 5 day extension for filing its Quarterly Report on Form 10-Q for the period ended March 31, 2005 (“Form 10-Q”). The Registrant will not be in position to file its Form 10-Q by May 10, 2005 without unreasonable effort or expense because, as previously reported in its Current Report on Form 8-K filed on April 29, 2005, the Registrant recently changed its independent registered public accounting firm. The Registrant’s new registered public accounting firm is in the process of obtaining and reviewing all of the information necessary for it to complete its review of the Registrant’s financial statements with management and the Audit Committee. Accordingly, Registrant’s management is unable to complete this review and prepare its discussion and analysis in sufficient time to file the Quarterly Report on Form 10-Q by May 10, 2005.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dennis H. Bunt	(518)	346-3644

Name	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Authentidate Holding Corp.

(Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2005	By:	/s/ Surendra B. Pai

Surendra B. Pai
Chief Executive Officer